EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Compugen and Merck Serono Ventures to Jointly Establish New
Biomarker Company Neviah Genomics Ltd.

Neviah Genomic Ltd. to focus on the discovery and development of novel biomarkers for drug toxicity

Compugen to utilize its predictive discovery technologies and Merck Serono Ventures to provide the initial funding

Neviah Genomics is the first company to be funded within the framework of Merck
Serono’s Israel Bioincubator program

Geneva, Switzerland and Tel Aviv, Israel, June 25, 2012 – Merck Serono, a division of Merck, Darmstadt, Germany, and Compugen Ltd. (NASDAQ: CGEN) today announced the establishment of Neviah Genomics, a novel start-up company focused on the discovery and development of novel biomarkers for the prediction of drug-induced toxicity. Neviah Genomics will be operating out of the Merck Serono Israel Bioincubator. Merck Serono Ventures will provide the initial funding for Neviah Genomics. Compugen will utilize certain proprietary predictive discovery technologies and receive an equity ownership in the new company and a right to royalties from potential future sales. Further financial details of the agreement were not disclosed.

Neviah Genomics represents the first investment within the framework of the recently formed Merck Serono Israel Bioincubator program. As such, Neviah Genomics will operate out of the state-of-the-art facilities inaugurated last month at Merck Serono’s Israeli R&D center Inter-Lab, which offers 600 square meters of infrastructure and a wide range of incubation services for the program's new start-ups.

This agreement follows a successful collaboration between Merck Serono and Compugen for the discovery of "biomarker signatures" for drug induced toxicity during 2009. Merck Serono and Compugen believe that establishment of Neviah Genomics with the combined capabilities of the two companies could satisfy the growing market need for products to predict toxicity profiles of lead drug candidates at an early stage of development, thereby minimizing attrition and mitigating risk of late-stage drug failure.

Anat Cohen-Dayag, Ph.D., President and CEO of Compugen said, “Following our prior successful collaboration with Merck Serono, we are very pleased to expand this relationship and enter into this new and exciting partnership. We are honored to be the first Israeli company to benefit from the establishment of Merck Serono's Israel Bioincubator and look forward to taking our partnership to the next level.” Dr. Cohen-Dayag continued, “Furthermore, the formation of Neviah Genomics on a "discovery on demand" basis enables Compugen to both continue its focus on therapeutic monoclonal antibodies and therapeutic proteins in the fields of immunology and oncology, and provide potential future benefits for our shareholders from our equity interest in Neviah and royalties from future product sales.”

“Neviah Genomics is a perfect illustration of our goals behind the establishment of the Israel Biotech Incubator: to leverage Israeli science and know-how and get access to novel products and technologies for the benefit of Merck Serono’s core therapeutic areas,” said Susan Herbert, Executive Vice President, Global Business Development and Strategy at Merck Serono. “In this regard, we are delighted to be collaborating on our first investment with Compugen, one of the premier biotech companies in Israel and a world leading predictive drug discovery company. We believe that our joint technology and resources represent a unique basis for a start-up to enter this emerging field that has the potential to significantly reduce the risk of drug discovery and development.”

Neviah Genomics will benefit from Compugen's sophisticated proprietary computational discovery platforms to develop advanced toxicogenomics diagnostic tests. Developed tests will be used for the prediction of drug-induced toxicity and integrated into a biomarker platform to support the prioritization and development of drug product candidates.

About Compugen
Compugen is a leading therapeutic product discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. Unlike traditional high throughput trial and error experimental based drug candidate discovery, Compugen utilizes a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates. Selected product candidates are then advanced in its Pipeline Program to the pre-IND stage. The Company's business model primarily involves collaborations covering the further development and commercialization of product candidates from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen-discovered drug targets. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com

About Merck Serono Ventures and the Israel Bioincubator Fund
Merck Serono Ventures is the strategic, corporate venture capital fund of Merck Serono, a division of Merck KGaA, Darmstadt, Germany. The fund invests in biotech start-up companies that have the potential to provide novel products in Merck Serono’s core therapeutic areas comprising Neurodegenerative Diseases, Oncology, Autoimmune & Inflammatory Diseases, Endocrinology and Fertility. In addition, Merck Serono Ventures invests in companies developing innovative platform technologies that could enable the discovery and development of new products in Merck Serono’s core therapeutic areas. In 2011, Merck Serono initiated the Merck Serono Israel Bioincubator Fund. The Bioincubator aims to stimulate innovation by bridging the gap between academic research and the biotechnology industry in Israel. The Bioincubator offers both seed financing and access to dedicated, state-of-the-art laboratory facilities within Inter-Lab, Merck Serono’s Israel-based research and development center. Merck Serono is committing a total of EUR 10 million to the Bioincubator initiative.

About Merck Serono
Merck Serono is the biopharmaceutical division of Merck KGaA. With headquarters in Geneva, Switzerland, Merck Serono offers leading brands in 150 countries to help patients with cancer, multiple sclerosis, infertility, endocrine and metabolic disorders as well as cardiovascular diseases. In the United States and Canada, EMD Serono operates as a separately incorporated subsidiary of Merck Serono. Merck Serono discovers, develops, manufactures and markets prescription medicines of both chemical and biological origin in specialist indications. We have an enduring commitment to deliver novel therapies in our core focus areas of neurodegenerative diseases, oncology and rheumatology.

About Merck
Merck is a global pharmaceutical and chemical company with total revenues of €10.3 billion in 2011, a history that began in 1668, and a future shaped by more than 40,000 employees in 67 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.
For more information, please visit www.merckserono.com or www.merckgroup.com

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. Forward-looking statements in this press release include, but are not limited to, statements relating to the expectation that the establishment of Neviah Genomics with the combined capabilities of the two companies could (i) satisfy the growing market need for products to predict toxicity profiles of lead drug candidates at an early stage of development, thereby minimizing attrition and mitigating risk of late-stage drug failure, and (ii) create potential future benefits for Compugen's shareholders from both Compugen's equity interest in Neviah and royalties from future product sales. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are discussed in the "Risk Factors" section Compugen’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Media contact for Compugen:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892